

Mail Stop 3720

August 26, 2015

Otmane Tajmouati
President
Addentax Group Corp.
70 Av Allal Ben Abdellah
Fes, Morocco 30000

> **Re: Addentax Group Corp.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2015**
> **File No. 333-206097**

Dear Mr. Tajmouati:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 4

2. Please consider including an additional risk factor discussing the risks associated with your primary operations in Morocco, such as exchange rate risk, enforceability of judgments, etc.

Liquidity and Capital Resources, page 15

3.　　Please clarify the conditions upon which you will utilize the loan provided by Mr. Tajmouati. We note that the loan agreement states that the agreement only becomes effective if the company needs more than $10,000. Please detail any scenarios where the company would not utilize this amount (i.e. if the company raised $20,000, an amount less than $10,000 of the minimum funds needed for operations in the next 12 months).

Description of Business

Our Business, page 16

4.　　We note your plans to expand sales to other cities in Morocco as well as worldwide. Please provide more detail in the section about your potential national or international expansion plans and the logistical, regulatory, and commercial challenges associated with each.

Financial Statements, page 24

5.　　Please revise to provide your interim financial statements for the quarter ended June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Thomas Stepp, Esq.
       Stepp Law Corporation